Filed VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Att: Ramin Olson or Lilyanna Peyser, Staff Attorneys

July 25, 2011

Dear Mr. Olson or Ms. Peyser:

Re: Lion Lam Diamond Inc.,

Amendment No.6 to Registration Statement on Form S-1

Filed June 23, 2011 File No. 333-172112

In response to the Commissioner's letter dated July 15, 2011, we provide the following responses as follow:

General

1. Please note that your registration statement continues to contain numerous typographical errors, pagination issues and other items that make the document difficult to read and comprehend. We believe that most if not all of the comments below could have been avoided with a proofread of the document prior to filing. Please be advised that if future amendments contains similar correctable errors, the staff will not perform a detailed review but instead will indicate that no further review will be undertaken until such errors have been corrected. Please note this comment in your next amendment.

Response: Please be informed that we have taken the necessary steps to correct typographical and grammatical errors by conducting proofread of the document prior to filing.

2. We note your response to comment one in our letter dated June 16, 2011 and we reissue that comment. You state that you corrected all typographical errors. However, we note the following examples of typographical or grammatical errors that you did not correct or that you added to the comment. Please note, these are only examples and not an exhaustive list:

  The first bullet point in comment one in our letter dated June 16, 2011 noted a grammatical error in footnote two on page three ( "shares to be offer to the public"). You made no change to this footnote and provide no explanation.
  The cover page of your registration statement lists an incorrect zip code of "2054".
  " ...the net tangible book value of the 11,000,000 shares to be outstanding will be $2226,995 ..." page 17.
  ".... however,. We have the options to selected from a number of 3-D design vendors who could provided similar design services ...." page 30.
  .... as long as we paid their design fees," page 30.
  These artisans and goldsmiths used the relevant prototype design ...." page 30.
  '... we have skilled artisans and goldsmiths could be completed the crown projects for us," page 30.
  " The loan is evidence by a promissory note and is due upon demand that bears 4% interest per year," page 34.

Please carefully review your registration statement and revise typographical and grammatical errors ( particularly errors relating to verb tenses) that have the potential to render your disclosure inaccurate or confusing. A simple statement by you that you have corrected all errors will be considered nonresponsive to the extend such errors still exist in your filing. Further, changes to your filing that contain similar errors will necessitate additional comments requesting that you correct the errors. Please provide a detailed response that tells us specifically where you have made changes.

Response: Please be informed that the prior SEC comments dated June 16, 2011 made no mention of grammatical errors. Below are some of the corrections we made this time:

  We have made the necessary revision: Corrected version:
" 5,000,000 shares are being offered by a direct offering at the price of $0.05 per share"
  We have provided the complete zip code as " 20549"
  We have corrected the typographical error for the net tangible book value.
  to $226,995. Page 17.
  We have corrected this grammatical error. Page 30.

Corrected version: " .... however, we have the options to select from a number of 3-D design vendors that could provide similar design services ...."

  We have removed this phrase because it was not a proper expression. Page 30.

Corrected version: " These artisans and goldsmiths use the relevant prototype design that is selected or ordered by a customer to create the physical crown. "

  We have corrected this grammatical error. Page. 30

Correct version: " We have three skilled artisans and goldsmiths who could complete the crown projects for us," page 30.

  We have corrected this grammatical error. Page 34. Corrected version: " The loan is evidence by a promissory note and is due on demand that bears 4% interest per annum,"

3. We reviewed your response to comment three in our letter dated June 16, 2011 and note your revisions. Please address the following issues:

  Revise the labels to the balance sheet data to reflect that balances are as of March 2011 and as of December 31, 2011.
  Net profit/Loss for the three months ended March 31, 2011 and for the period from inception to December 31, 2010 should agree with the net loss per the statement of operations for the same periods.

Response: (1) We have revised the labels to the balance sheet data to reflect that balances are as of March 2011 and as of December 31, 2011.

2

(2) Net profit/loss for the three months ended March 31, 2011 and for the period from inception to December 31, 2010 agreed with the net loss per the statement of operations for the same periods.

Item 6. Dilution, page 17

4. Please correct what appears to be a typographical error in the third paragraph on this page regarding the net tangible book value of the 11 million shares to be outstanding or advice.

Response: We have corrected this typographical error. Item 6. Dilution, page 17.

Plan of Operations page 29

Phase 11: Outsource jewelry design projects, page 30

5. We note your response to comment five in our letter dated June 16, 2011. Please disclose the number of "vendors that could provide [you] with 3-D jewelry designs' in addition to AJC Designing Inc., and with which you have verbal agreements. In addition, please revise to clarify, if true, that pursuant to the verbal agreements with such vendors, you are not obligated to place the order with such vendors, and such vendors are not obligated to accept any orders you place.

Response: We have made the following revisions:

" We have three vendors that could provide us with 3-D jewelry designs' in addition to AJC Designing Inc., and with which we have verbal agreements. Pursuant to the verbal agreements with these vendors, we are not obligated to place an order with these vendors, and these vendors are not obligated to accept any orders we place."

6. We note your response to comment seven in our letter dated June 16, 2011. Please disclose the number of " artisans and goldsmiths" vendors that could provide services to you and with which you have verbal agreements. In addition, please revise to clarify, if true, that pursuant to the verbal agreements with such artisans and goldsmiths, you are not obligated to place orders with such artisans and goldsmiths, and such artisans and goldsmiths are not obligated to accept any orders you place.

Response: We have made the following revision: "We have three skilled artisans and goldsmiths that could provide services to us and with which we have verbal agreements. Pursuant to the verbal agreements with these skilled artisans and goldsmith, we are not obligated to place orders with these artisans and goldsmiths, and these artisans and goldsmiths are not obligated to accept any orders we place."

Executive Compensation, page 33

7. We reviewed your response to comment 10 in our letter dated June 16, 2011 and note your revisions. The amount disclosed as accrued salary payable to David Lam at the most recently completed fiscal year does not agree with the amount of accrued salary payable disclosed on the balance sheet as of December 31, 2010. Please revise or advice.

Response: We have made a correction based on your suggestions.

Financial Statements

8. Please revise the index of financial statements to include all periods filled. For example, page F-2 included balance sheets as of March 31, 2011 9 unaudited as well as December 31, 2010.

Response: We have made the necessary corrections based on your suggestions.

Balance Sheet, page F-2

9. Please explain what your reference to Note 5 on the Accrued Salary Payable line item represents as there is no discussion of this item represent as there is no discussion of this item in that footnote to the financial statements.

Response: We have removed the reference to Note 5 on the Accrued Salary Payable line item. It was an unintended error.

Statements of Operations, page F-3

10. The above statement of operations is poorly paginated and difficult to read. Please review and revise with a view toward making such statement understandable to the user.

Response: We have reformatted the Statements of Operation to make it more readable to viewers.

11. The line item, " Purchase of diamond" in the amount of $17,496 for the period from inception to December 31, 2010 appears to be a typographical error. Please revise or advice.

Response: We have made the necessary revisions.

12. We note several incorrect totals on the statements. Please recalculate and correct the following;

  total operating expense for the three months ended March 31, 2011
  Loss from operations for the three months ended March 31, 2011.
  Net loss for the three months ended March 31, 2011
  Net loss for the period from inception to December 31, 2010
  Purchase of Diamond for the period from inception to March 31, 2011
  Total operating expense for the period from inception to March 31, 2011
  Total operating expense for the period from inception to March 31, 2011
  Loss from operations for the period from inception to March 31, 2011
  Net loss from the period from inception to March 31, 2011

Please also ensure that the revise amounts are consistent with the statements of cash flows and the statements of stockholders' equity.

Response: We have made the necessary revision. The revised amounts are consistent with the statements of cash flows and the statements of stockholders' equity.

Statement of Cash Flows, page F-4

13. Please able the column for the three months ended March 31, 2011 as unaudited.

Response: We have made the revisions based on your advises. Page F-4

14. The final column and related amounts of this statement are illegible. Please revise to make it legible to the financial statement user. In addition, you should include an inception to date column for all periods covered by the financial statements.

Response: We have reformatted the financial table to make it legible to the financial statement users. We also included an inception to date column for all periods covered by the financial statements.

15. We reviewed your response to comment 20 in our letter dated June 16, 2011, but it appears that the amounts you have disclosed as changes in operating assets and liabilities still do not correspond to the change in a balance sheet amounts from one period to the next. Please refer to ASC 230-10-55 and revise accordingly.

Response: We have made the necessary revisions for the changes in operating assets and liabilities that corresponds to the change in the balance sheet amounts from one period to the next period.

16. Please revise to include the amounts of net loss in total cash used in operating activities for each period presented.

Response: We have included the amounts of net loss in total cash used in operating activities for each period presented.

Statements of Stockholder's Equity, Page F-5

17. Please ensure that all amounts contained in the above statement are consistent and conform to amounts disclosed are consistent and conform to amounts disclosed in other applicable financial statements.

Response: We have reconciled all amounts contained in the above statements are consistent and conform to amounts disclosed are to amount disclosed in other applicable financial statements. Page F-5.

Exhibits

18. We note you have listed Exhibit 23.1 Consent of Auditors in the index, but did not include it. Please file a currently dated consent from your independent registered public account for the inclusion of the firm's audit report dated February 5, 2011 in your registration statement.

Response: Our auditor has provided an updated consent of Auditors as part of this submission.

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Dear Mr. Olson & Ms. Peyer,

I am the President of Lion Lam Diamond Inc.,. 　I respectfully request that the Commission accelerate the effective date of our company Registration Statement on Form S-1 thereto to August 12, 2011, 2010 at 8:00 am Eastern Standard Time, or soon thereafter as practicable. 　Accordingly, I would appreciate your prompt consideration of this request and would welcome as prompt a response as is convenient.

The company hereby acknowledges that:

(1) Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respects to the filing. (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission if any person under the federal securities laws of the United States.

The company further acknowledges our full awareness of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in our Form S-1 registration statement.

Thank you for your expedient and diligent review of this file. 　If any further questions or comments should arise we request that the Staff contact Iris Ayeni, Esq., Tel: 832-463-0518 or Fax: 832-504-9574 or David Lam Tel: (713)-828-8305

Sincerely,

/s/ David Lam

President

Lion Lam Diamond Inc.,

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